

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Castmor Resources Ltd.
c/o Laughlin International
2533 Carson Street
Carson City, NV 89706

>   **Re: Castmor Resources Ltd.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 28, 2011**
>   **File No. 333-169764**
>   **Amendment No. 1 to Annual Report on Form 10-K**
>   **Filed February 25, 2011**
>   **File No. 001-34039**

Dear Sir or Madam:

We have reviewed your amendment and response letter dated February 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the written statement from the company that we requested under the heading "Closing Comments" in our letter dated December 21, 2010.

Registration Statement on Form S-1, as Amended on February 28, 2011

Risk Factors, page 5

2. Although we note your response, we re-issue prior comment 5 of our letter, dated
    December 21, 2010. As we had noted in prior comment 7 of our initial letter, dated
    November 2, 2010, there have been acquisitions or business combinations involving
    public start-up mining companies which have no reserves, and at least some of these
    acquisitions or combinations appear to result in the change of the business initially
    described in the prospectus filed by the start-up company with the Commission. Mr.
    Mills and Mr. Quijada's involvement in Pickford Minerals and Kingston Mines appear fit
    this pattern, which should be disclosed as a material risk factor.

Management's Discussion and Analysis of Financial Condition and Result of Operations,
page 21

Results of Operations, page 22

Year Ended August 31, 2010 Compared to the Year Ended December 31, 2009

3. Please revise the title of your discussion to refer to the comparative year ended August
    31, 2009. In addition, we note several instances where the numbers referenced in your
    discussion do not equate to what is shown on your financial statements. For instance, and
    without limitation, you indicate you realized an operating loss of $70,619 for the three
    months ended November 30, 2010 and consulting fees of $12,189. Please review your
    MD&A to ensure consistency with your financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 23

4. We note your response to prior comment 9 of our letter to you, dated December 21, 2010.
    Please expand your disclosures on page 23 to describe Mr. Quijada's other employment
    as an "independent consultant" during the past five years, pursuant to Item 401(e)(1) of
    Regulation S-K.

Executive Compensation, page 24

5. We note your disclosures with respect to your "sole officer and director." Please expand
    your disclosures to include any other prior officer and director from the last completed
    fiscal year. Refer to Item 402(m)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

6. Please add a column indicating the percentage of ownership each shareholder will hold,
    assuming that the maximum number of shares in the offering is sold.

Index to Financial Statements, page F-1

Balance Sheets, page F-3

7. We note from your response to prior comment 12 that "We do not understand how the Staff interpreted the disclosure as stating that prepaid expenses were due to the Private Placement and the Loan." We read your MD&A discussion to indicate that a majority of the balance remaining in your Prepaid expenses line item as of August 31, 2010 consisted of monies received in advance of a private placement, as the majority of the increase in Total Assets of $75,131 represented the increase in Prepaid expenses of $63,806. If our understanding of the nature of your Prepaid expenses is inaccurate, please so clarify. In this regard, we are seeking enhanced disclosures so that a reader can understand the nature of the balance and an explanation for the increase from $0 as of August 31, 2009 to $63,806 as of August 31, 2010. If, however, your Prepaid expenses include monies received in advance of a private placement, we believe the classification of those monies would best be reflected as an 'Other asset' or 'Deposit.' In this regard, prepayments are expenditures for goods (other than inventories) or services before the goods are used or the services are received. They include items such as prepaid insurance, property taxes, commissions, interest, rent, membership fees, employee expense advances, and supplies not used in the production of inventory. Refer to ASC 340-10-05-4 and 05.

Statements of Operations and Comprehensive Loss, page F-4

8. Please modify the line item titled 'Resource property acquisition and exploration costs' to align with your accounting policy that resource property acquisition costs are capitalized. In this regard, please remove the word 'acquisition' from your line item description in your Statements of Operations and Comprehensive loss. This comment also applies to your Statements of Operations and Comprehensive loss on page F-14.

Note 3 – Mineral Property Interest, page F-9

9. We note your disclosure that "On September 20, 2010, the Company reacquired a 100% interest in the same two non-contiguous mineral claims that it originally acquired on October 31, 2005 and subsequently forfeited…The claims were acquired from Mr. Thomas Mills for a cash consideration of $10,000." Based on this disclosure, please clarify for us why this transaction is not reflected as a mineral property on your balance sheet and as an investing cash outflow on the Statements of Cash Flows for the three months ended November 30, 2010.

Exhibit 23.1

10. Please have your auditor revise the reference to the date of the audit report. In this regard, the auditor indicates the report is dated November 26, 2009.

Amendment No. 2 to Form 10-K for Fiscal Year Ended August 31, 2010

General

11. We note that you have not amended your filing in response to prior comment 18 from our letter dated December 21, 2010. Please carefully review your document to make corresponding changes wherever applicable in response to the comments above and prior comments in our letters to you, dated November 2, 2010 and December 21, 2010. That will eliminate the need for us to issue repetitive comments. After our review of your responses, we may raise additional comments.

12. Please include page numbers in your future filings.

Item 9A. Controls and Procedures

Changes in Disclosure Controls and Procedures

13. We re-issue the last part of prior comment 21 of our letter, dated December 21, 2010. Please confirm that you will conform your disclosure to the item requirement in future filings.

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

14. We re-issue prior comment 22 of our letter, dated December 21, 2010. Please provide disclosures with respect to compliance with section 16(a) of the Exchange Act in response to Item 405 of Regulation S-K. For example, Item 405(a)(1) requires a separate caption, "Section 16(a) Beneficial Ownership Reporting Compliance."

Exhibit 31.1 Certifications

15. We re-issue prior comment 23. Please note that the "small business issuer" language is no longer applicable, and revise so that certifications are exactly as specified in Item 601(b)(31) of Regulation S-K.

16. Please update the date of your certifications. This comment also applies to Exhibit 32.1.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or, in her absence, Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.
        Facsimile: (509) 747-1770